Filed Pursuant to Rule 433

Registration No. 333-133852

Subject to Completion

Preliminary Term Sheet dated February 26, 2009

The notes are being offered by Bank of America Corporation (“BAC”). The notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Note Terms” (together the “Note Prospectus”). Investing in the notes involves a number of risks. See “Risk Factors” and “Additional Risk Factors” on page TS-5 of this term sheet and “Risk Factors” beginning on page S-9 of product supplement LS-1.

Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC. References to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

In connection with this offering, each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC (“First Republic”) is acting in its capacity as a principal.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$.20	$
Proceeds, before expenses, to Bank of America Corporation	$9.80	$

(1)	The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $.15 per unit, respectively.

*Depending on the date the notes are priced for initial sale to the public (the “pricing date”), which may be in March or April 2009, the settlement date may occur in March or April 2009. Any reference in this term sheet to the month in which the pricing date, settlement date or maturity date will occur is subject to change as specified above.

“Standard & Poor’s®”, “Standard & Poor’s 500”, “S&P 500®” and “S&P®” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by our subsidiary, MLPF&S. We are an authorized sublicensee. The notes are not sponsored, endorsed, sold, or promoted by Standard & Poor’s®, and Standard & Poor’s® makes no representation regarding the advisability of investing in the notes.

Merrill Lynch & Co.

March      , 2009

Summary

The Long Short Notes Linked to the Health Care Select Sector/Consumer Discretionary Select Sector Long Short Index—Series I, due             , 20     (the “notes”) are our senior unsecured debt securities and are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BAC. The notes are designed for investors seeking exposure to a leveraged long position in the Health Care Select Sector Index and a short position in the Consumer Discretionary Select Sector Index.

The Health Care Select Sector/Consumer Discretionary Select Sector Long Short Index—Series I (the “Composite Index”) will reflect a leveraged long position in the Health Care Select Sector Index (the “Long Component”) equal to 150% of the initial level of the Composite Index and a short position in the Consumer Discretionary Select Sector Index (the “Short Component”) equal to -50% of the initial level of the Composite Index.

Investors will receive a return on their investment if the value of the Composite Index increases from the Starting Value of the Composite Index, determined on the pricing date, to the Ending Value of the Composite Index, determined during the Maturity Valuation Period, unless we redeem the notes before the maturity date. Investors will be charged an applicable early redemption fee (the “Early Redemption Fee”) if we redeem the notes before maturity. Investors must be willing to forgo interest payments on the notes and be willing to accept a repayment that may be less, and potentially significantly less, than the Original Offering Price of the notes.

Capitalized terms used but not defined in this term sheet have the meanings set forth in the product supplement LS-1.

Terms of the Notes	Determining the Redemption Amount for the Notes

Early Redemption:

If, on any date before the Maturity Valuation Period, the closing value of the Composite Index is equal to or less than the Early Redemption Value, we will redeem all and not less than all of the notes on the fifth business day following that date (the “Early Redemption Date”). If the notes are redeemed prior to the maturity date, you will receive on the Early Redemption Date the Redemption Amount per unit minus the applicable Early Redemption Fee of up to $0.20 per unit of the notes, as more fully described on page TS-6 of this term sheet under “Early Redemption.”

Payment at Maturity:

On the maturity date, unless the notes are redeemed early, you will receive the “Redemption Amount” per unit, which will be based on the percentage change of the Composite Index from the Starting Value to the Ending Value and will equal:

Hypothetical Payments at Maturity

Examples

Set forth below are six examples of Redemption Amount calculations, assuming:

▪

Hypothetical Component Ratios based upon the closing levels of the Long Component and the Short Component on February 17, 2009. The hypothetical Component Ratios and related calculations are described in more detail in the section entitled “Description of the Notes—The Composite Index” in product supplement LS-1. You are encouraged to read that section of the product supplement in order to fully understand the examples below.

▪

The closing level of the Composite Index was not equal to or less than the Early Redemption Value on any trading day before the Maturity Valuation Period. Therefore, the notes were not subject to early redemption.

For each Market Measure Component, the following table sets forth the closing level on February 17, 2009, the hypothetical Component Ratio, and the hypothetical Ending Values based upon the sum of the products of the hypothetical closing levels of the Long Component and the Short Component and their Component Ratios.

	Starting Value	Hypothetical Component Ratio	Hypothetical Ending Values
Market Measure Component			Example 1	Example 2	Example 3	Example 4	Example 5	Example 6
Health Care Select Sector Index (Long Component)	263.13	0.57006043	276.29	276.29	276.29	218.40	249.97	249.97
Consumer Discretionary Select Sector Index (Short Component)	182.09	-0.27458949	191.19	213.05	172.99	191.19	172.99	151.13

Composite Index	100.00		105.00	99.00	110.00	72.00	95.00	101.00

Redemption Amount per unit			$10.50	$9.90	$11.00	$7.20	$9.50	$10.10

Example 1—The level of each Market Measure Component has increased by 5%:

Redemption Amount (per unit) = $10 x	(105)	= $10.50
100

Example 2—The level of the Long Component has increased by 5% and the level of the Short Component has increased by 17%:

Redemption Amount (per unit) = $10 x	(99)	= $9.90
100

Example 3—The level of the Long Component has increased by 5% and the level of the Short Component has decreased by 5%:

Redemption Amount (per unit) = $10 x	(110)	= $11.00
100

Example 4—The level of the Long Component has decreased by 17% and the level of the Short Component has increased by 5%:

Redemption Amount (per unit) = $10 x	(72)	= $7.20
100

Example 5—The level of each Market Measure Component has decreased by 5%:

Redemption Amount (per unit) = $10 x	(95)	= $9.50
100

Example 6—The level of the Long Component has decreased by 5% and the level of the Short Component has decreased by 17%:

Redemption Amount (per unit) = $10 x	(101)	= $10.10
100

The following table illustrates, for the Starting Value of 100.00 and a range of hypothetical Ending Values:

▪	the percentage change from the Starting Value to the hypothetical Ending Value;
▪	the Redemption Amount payable at maturity per unit (rounded to two decimal places);
▪	the pretax annualized rate of return to holders of the notes; and
▪

the pretax annualized rate of return on a hypothetical investment in the applicable long and short positions in the stocks underlying the Market Measure Components (the “Component Stocks”), which includes an assumed aggregate dividend yield as more fully described below.

This table assumes that the closing level of the Composite Index is not equal to or less than the Early Redemption Value on any date before the Maturity Valuation Period. Therefore, the notes were not subject to early redemption.

Hypothetical Ending Value	Percentage Change from the Starting Value to the Hypothetical Ending Value	Redemption Amount per Unit	Pretax Annualized Rate of Return on the Notes (1)	Pretax Annualized Rate of Return of the Component Stocks (1)(2)
60.00	-40.00%	$6.00	-27.16%	-22.90%
70.00	-30.00%	$7.00	-19.38%	-16.23%
80.00	-20.00%	$8.00	-12.35%	-9.84%
90.00	-10.00%	$9.00	-5.93%	-3.67%
100.00 (3)	0.00%	$10.00	0.00%	2.30%
110.00	10.00%	$11.00	5.52%	8.11%
120.00	20.00%	$12.00	10.69%	13.78%
130.00	30.00%	$13.00	15.57%	19.32%
140.00	40.00%	$14.00	20.18%	24.75%

(1)	The annualized rates of return are calculated on a semi-annual bond equivalent basis, and assume an investment term from February 18, 2009 to November 18, 2010, a term of 21 months, the midpoint of the range of 19 to 23 months.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the Component Stocks included in both the Long Component and the Short Component which results in an aggregate percentage change in the Market Measure Components that equals the percentage change in the Composite Index from the Starting Value to the relevant hypothetical Ending Value;

(b)	a constant dividend yield of 2.44% for the Component Stocks included in the Long Component and 2.77% for the Component Stocks included in the Short Component, paid quarterly from the date of initial delivery of the notes, applied to the value of the Market Measure Components (dividends paid on stocks included in the Long Component will increase this rate of return while dividends paid on stocks included in the Short Component will decrease this rate of return) at the end of each quarter, assuming the aggregate dividends payable increases or decreases linearly from the level of such Market Measure Component on the pricing date to the percentage change required to arrive at the applicable hypothetical Ending Value; and

(c)	no transaction fees or expenses.

(3)	This is the Starting Value.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Component Ratios, Ending Value, and the term of your investment.

Risk Factors

An investment in the notes involves significant risks. The following is a list of certain of the risks involved in investing in the notes. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections included in product supplement LS-1 and MTN prospectus supplement identified below under “Additional Terms”. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	Your investment may result in a loss; there is no guaranteed return of principal.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	The long and short positions of the Market Measure Components will have a substantial effect on the value of the Composite Index, and in turn, the value of the notes.

▪	Your investment return may be less than a comparable investment directly in the components of each Market Measure Component.

▪	You must rely on your own evaluation of the merits of an investment linked to the Composite Index.

▪

In seeking to provide you with what we believe to be commercially reasonable terms for the notes while providing MLPF&S or any other selling agents with compensation for their services, we have considered the costs of developing, hedging, and distributing the notes.

▪	We cannot assure you that a trading market for your notes will develop or be maintained.

▪	The Redemption Amount will not be affected by all developments relating to the Composite Index.

▪

You will have no rights as a holder of the securities represented by the Market Measure Components, and you will not be entitled to receive any of those securities or dividends or other distributions by the issuers of those securities.

▪	We do not control any company included in any Market Measure Component and are not responsible for any disclosure made by any other company.

▪

If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than their Original Offering Price.

▪	Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes.

▪	Purchases and sales by us and our affiliates may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return on the notes and their market value.

▪	Our business activities relating to the companies represented by the Market Measure Components may create conflicts of interest with you.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪	The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Certain U.S. Federal Income Taxation Considerations” below.

Additional Risk Factors

MLPF&S, acting as the index compilation agent, determines the composition of the Select Sector Indices after consultation with Standard & Poor’s®. The stocks included in each Select Sector Index, including the Market Measure Components, are selected by MLPF&S (the “Index Compilation Agent”). The Index Compilation Agent, after consultation with Standard & Poor’s® (“S&P®”), assigns a company’s stock to a particular Select Sector Index on the basis of the company’s sales and earnings composition and the sensitivity of the company’s stock price and business results to the common factors that affect other companies in each Select Sector Index. S&P® has sole control over the removal of stocks from the S&P 500® Index and the selection of replacement stocks to be added to the S&P 500® Index. However, S&P® plays only a consulting role in the Select Sector Index assignment of the S&P 500® Index component stocks, which is the sole responsibility of the Index Compilation Agent. The Index Compilation Agent will compile the Select Sector Indices without regard to the notes. The Index Compilation Agent has no obligation to take the interests of the noteholders into consideration in compiling the Select Sector Indices, including when compiling the Market Measure Components.

S&P® may cause an adjustment to the S&P 500® Index in a way that affects its level, and has no obligation to consider your interests. S&P® is responsible for calculating and maintaining the S&P 500® Index, from which the stocks included in the Market Measure Components are selected. S&P® can add, delete, or substitute the stocks included in the S&P 500® Index or make other methodological changes that could change the level of the S&P 500® Index and therefore the composition and level of the Composite Index. Changing the companies included in a Market Measure Component may affect that Market Measure Component, and consequently affect the value of the Composite Index, as a newly added company may perform significantly better or worse than the company or companies it replaces. Additionally, S&P® may alter, discontinue or suspend calculation or dissemination of the S&P 500® Index, any of which could adversely affect the value of the notes. S&P® has no obligation to consider your interests in calculating or revising the S&P 500® Index.

NYSE Euronext may discontinue the calculation or dissemination of a Market Measure Component or adjust the methodology for calculating a Market Measure Component in a way that affects its level and NYSE Euronext has no obligation to consider your interests. NYSE Euronext is responsible for calculating and disseminating the Market Measure Components. NYSE Euronext may make methodological changes that could change the level of a Market Measure Component, and consequently the value of the Composite Index. Additionally, NYSE Euronext may discontinue or suspend calculation or dissemination of a Market Measure Component, which could adversely affect the value of the notes. NYSE Euronext has no obligation to consider your interests in taking any of the foregoing actions.

Investor Considerations

You may wish to consider an investment in the notes if:

▪

You anticipate that the value of the Health Care Select Sector Index will appreciate, and that the value of the Consumer Discretionary Select Sector Index will depreciate, from the pricing date to the Maturity Valuation Period.

▪	You accept that your investment may result in a loss, which could be significant, if the value of the Composite Index decreases from the Starting Value to the Ending Value.

▪	You accept that your notes may be redeemed by us prior to maturity, in which case you will also be charged an Early Redemption Fee.

▪	You are willing to forgo interest payments on the notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You want exposure to the Market Measure Components with no expectation of dividends or other benefits of owning the stocks included in the Market Measure Components.

▪

You are willing to accept that a trading market is not expected to develop for the notes. You understand that secondary market prices for the notes, if any, will be affected by various factors, including our perceived creditworthiness.

The notes may not be an appropriate investment for you if:

▪

You anticipate that the value of the Health Care Select Sector Index will depreciate, and that the value of the Consumer Discretionary Select Sector Index will appreciate, from the pricing date to the Maturity Valuation Period.

▪

You anticipate that the value of the Composite Index will depreciate from the Starting Value to the Ending Value or that the value of the Composite Index will not appreciate sufficiently over the term of the notes to provide you with your desired return.

▪	You are seeking principal protection or preservation of capital.

▪	You want to hold your notes for the full term, without the possibility that the notes may be redeemed prior to maturity.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or other distributions paid on the stocks included in the Market Measure Components.

▪	You want assurances that there will be a liquid market if and when you want to sell the notes prior to maturity.

Early Redemption

If we redeem the notes prior to maturity because the closing value of the Composite Index is equal to or less than the Early Redemption Value before the Maturity Valuation Period, on the Early Redemption Date you will receive the Redemption Amount per unit minus the applicable Early Redemption Fee. The calculation of the Redemption Amount to be paid on the Early Redemption Date is more fully described in product supplement LS-1. The Early Redemption Fee per unit is set forth in the table below:

Early Redemption Date (1)	Early Redemption Fee per Unit
March , 2009 (the settlement date)	$0.20

June , 2009	$0.17

September , 2009	$0.14

December , 2009	$0.11

March , 2010	$0.09

June , 2010	$0.06

September , 2010	$0.03

December , 2010 (the maturity date)	$0.00

(1) The final Early Redemption Dates will be determined on the pricing date and set forth in the final term sheet made available in connection with sales of the notes.

If the notes are redeemed on a date that is not listed above, the calculation agent will determine the applicable Early Redemption Fee per unit by performing a straight-line interpolation between (i) the Early Redemption Fee for the Early Redemption Date listed in the table above immediately preceding the actual Early Redemption Date and (ii) the Early Redemption Fee for the Early Redemption Date listed in the table above immediately following the actual Early Redemption Date.

Other Provisions

We may deliver the notes against payment therefor in New York, New York on a date that is more than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the notes occurs more than three business days from the pricing date, purchasers who wish to trade notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from BAC.

Supplement to the Plan of Distribution

MLPF&S and First Republic, each a broker-dealer subsidiary of BAC, are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of NASD Rule 2720. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units.

MLPF&S and First Republic may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the notes but are not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S and First Republic may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Composite Index

The Composite Index is designed to allow investors to participate in the percentage change in the value of a leveraged long position in the Health Care Select Sector Index and a short position in the Consumer Discretionary Select Sector Index from the Starting Value to the Ending Value of the notes. The Market Measure Components are described in the section below. Each Market Measure Component has been assigned a weighting that reflects the relative contribution of that Market Measure Component to the level of the Composite Index. The positive weighting of 150% of the initial level of the Composite Index in the Long Component indicates a leveraged long position in the Long Component. The negative weighting of 50% of the initial level of the Composite Index in the Short Component indicates a short position in the Short Component.

All disclosure contained in this term sheet regarding a Market Measure Component, including without limitation, its make-up, method of calculation, and changes in components, has been derived from publicly available sources.

For more information on the Composite Index, please see the section entitled “The Composite Index” in the product supplement LS-1.

If February 17, 2009 were the pricing date, for each Market Measure Component, the weighting, closing level, hypothetical Component Ratio and initial Composite Index contribution would be as follows:

Market Measure Component	Bloomberg Symbol	Initial Weighting	Closing Level (1)	Hypothetical Component Ratio (2)	Composite Index Contribution
Health Care Select Sector Index	IXV	150.00%	263.13	0.57006043	150.00
Consumer Discretionary Select Sector Index	IXY	-50.00%	182.09	-0.27458949	-50.00

			Starting Value:		100.00

(1)	This was the closing level of the Market Measure Component on February 17, 2009.
(2)	The hypothetical Component Ratio equals the weighting of the Market Measure Component (as a percentage) multiplied by 100, and then divided by the closing level of that Market Measure Component on February 17, 2009 and rounded to eight decimal places. The actual Component Ratios will be determined on the pricing date and set forth in the final term sheet made available in connection with sales of the notes.

While historical information on the Composite Index will not exist before the pricing date, the following graph sets forth the hypothetical historical monthly performance of the Composite Index in the period from January 2004 through January 2009, based upon historical levels of each Market Measure Component, the hypothetical Component Ratios, and a Composite Index level of 100.00 on February 17, 2009. This hypothetical historical data on the Composite Index is not necessarily indicative of the future performance of the Composite Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Composite Index during any period set forth below is not an indication that the Composite Index is more or less likely to increase or decrease at any time over the term of the notes.

The Market Measure Components

The Select Sector Indices

The Select Sector Indices are sub-indices of the S&P 500® Index. Each stock in the S&P 500® Index is allocated to only one Select Sector Index, and the combined companies of the ten Select Sector Indexes represent all of the companies in the S&P 500® Index. The industry indexes are sub-categories within each Select Sector Index and represent a specific industry segment of the overall Select Sector Index. The ten Select Sector Indices, with the approximate percentage of the market capitalization of the S&P 500® Index included in each sector as of January 30, 2009 indicated in parentheses, are: Consumer Discretionary (8.2%); Consumer Staples (12.8%); Energy (14.1%); Financials (10.7%); Health Care (15.9%); Industrials (10.6%); Information Technology (16.2%); Materials (3.0%); Telecommunication Services (3.7%); and Utilities (4.6%). MLPF&S, acting as the Index Compilation Agent, determines the composition of the Select Sector Indices after consultation with S&P®.

Each Select Sector Index was developed and is maintained in accordance with the following criteria:

•	Each of the component stocks in a Select Sector Index (the “Component Stocks”) is a constituent company of the S&P 500® Index.

•

The ten Select Sector Indexes together will include all of the companies represented in the S&P 500® Index and each of the stocks in the S&P 500® Index will be allocated to one and only one of the Select Sector Indices.

•

The Index Compilation Agent assigns each constituent stock of the S&P 500® Index to a Select Sector Index. The Index Compilation Agent, after consultation with S&P®, assigns a company’s stock to a particular Select Sector Index on the basis of that company’s sales and earnings composition and the sensitivity of the company’s stock price and business results to the common factors that affect other companies in each Select Sector Index.

•

Each Select Sector Index is calculated by NYSE Euronext using a modified “market capitalization” methodology. This design ensures that each of the component stocks within a Select Sector Index is represented in a proportion consistent with its percentage with respect to the total market capitalization of that Select Sector Index. However, under certain conditions, the number of shares of a component stock within the Select Sector Index may be adjusted to conform to Internal Revenue Code requirements.

Each Select Sector Index is calculated using the same methodology utilized by S&P® in calculating the S&P 500® Index, using a base–weighted aggregate methodology. The daily calculation of each Select Sector Index is computed by dividing the total market value of the companies in the Select Sector Index by a number called the index divisor.

The Index Compilation Agent at any time may determine that a Component Stock which has been assigned to one Select Sector Index has undergone such a transformation in the composition of its business, and should be removed from that Select Sector Index and assigned to a different Select Sector Index. In the event that the Index Compilation Agent notifies NYSE Euronext that a Component Stock’s Select Sector Index assignment should be changed, NYSE Euronext will disseminate notice of the change following its standard procedure for announcing index changes and will implement the change in the affected Select Sector Indexes on a date no less than one week after the initial dissemination of information on the sector change to the maximum extent practicable. It is not anticipated that Component Stocks will change sectors frequently.

Component Stocks removed from and added to the S&P 500® Index will be deleted from and added to the appropriate Select Sector Index on the same schedule used by S&P® for additions and deletions from the S&P 500® Index insofar as practicable.

The Long Component — The Health Care Select Sector Index

The Health Care Select Sector Index (IXV) is a modified market capitalization-based index intended to track the movements of companies that are components of the S&P 500® Index and are involved in health care services. Health care services include health care equipment and supplies, health care providers and services, and biotechnology, and pharmaceuticals. The Health Care Select Sector Index was established with a value of 250.00 on June 30, 1998.

The following graph sets forth the historical monthly performance of the Health Care Select Sector Index in the period from January 2004 through January 2009. This historical data on the Health Care Select Sector Index is not necessarily indicative of the future performance of the Health Care Select Sector Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Health Care Select Sector Index during any period set forth below is not an indication that the Health Care Select Sector Index is more or less likely to increase or decrease at any time over the term of the notes. On February 17, 2009, the closing level of the Health Care Select Sector Index was 263.13.

The Short Component — The Consumer Discretionary Select Sector Index

The Consumer Discretionary Select Sector Index (IXY) is a modified market capitalization-based index intended to track the movements of companies that are components of the S&P 500® Index and are involved in the development or production of cyclical products or are in the transportation industry. Cyclical and transportation products include building materials, retailers, appliances, housewares, air transportation, automotive manufacturing, shipping, and trucking. The Consumer Discretionary Select Sector Index was established with a value of 250.00 on June 30, 1998.

The following graph sets forth the historical monthly performance of the Consumer Discretionary Select Sector Index in the period from January 2004 through January 2009. This historical data on the Consumer Discretionary Select Sector Index is not necessarily indicative of the future performance of the Consumer Discretionary Select Sector Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Consumer Discretionary Select Sector Index during any period set forth below is not an indication that the Consumer Discretionary Select Sector Index is more or less likely to increase or decrease at any time over the term of the notes. On February 17, 2009, the closing level of the Consumer Discretionary Select Sector Index was 182.09.

The S&P 500® Index

The S&P 500® Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of January 30, 2009, 411 companies or 82.7% of the market capitalization of the S&P 500® Index traded on the New York Stock Exchange, 89 companies or 17.3% of the market capitalization of the S&P 500® Index traded on The NASDAQ Stock Market; and no companies traded on the NYSE Alternext U.S. stock exchange (formerly known as the American Stock Exchange). As of January 30, 2009, the aggregate market value of the companies included in the S&P 500® Index represented approximately 77% of the aggregate market value of stocks included in the Standard & Poor’s® Stock Guide Database of domestic common stocks traded in the U.S., excluding American depositary receipts, limited partnerships and mutual funds.

S&P® chooses companies for inclusion in the S&P 500® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its Stock Guide Database of over 10,000 companies, which S&P® uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P® include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock generally is responsive to changes in the affairs of the respective industry, and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the S&P 500® Index, with the approximate percentage of the market capitalization of the S&P 500® Index included in each group as of January 30, 2009 indicated in parentheses: Consumer Discretionary (8.2%); Consumer Staples (12.8%); Energy (14.1%); Financials (10.7%); Health Care (15.9%); Industrials (10.6%); Information Technology (16.2%); Materials (3.0%); Telecommunication Services (3.7%) and Utilities (4.6%). S&P® from time to time, in its sole discretion, may add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above.

S&P® calculates the S&P 500® Index by reference to the prices of the constituent stocks of the S&P 500® Index without taking account of the value of dividends paid on those stocks. As a result, the return on the notes will not reflect the return you would realize if you actually owned the S&P 500® Index constituent stocks and received the dividends paid on those stocks.

Neither we, the calculation agent, nor MLPF&S accepts any responsibility for the calculation, maintenance or publication of the S&P 500® Index.

Computation of the S&P 500® Index

While S&P® currently employs the following methodology to calculate the S&P 500® Index, no assurance can be given that S&P® will not modify or change this methodology in a manner that may affect the payment on the notes.

Historically, the market value of any component stock of the S&P 500® Index was calculated as the product of the market price per share and the number of the then outstanding shares of such component stock. In March 2005, S&P® began shifting the S&P 500® Index half way from a market capitalization weighted formula to a float-adjusted formula, before moving the S&P 500®Index to full float adjustment on September 16, 2005. S&P®’s criteria for selecting stocks for the S&P 500® Index did not change by the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500® Index.

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. S&P® defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•	holdings by government entities, including all levels of government in the U.S. or foreign countries; and

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holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the S&P 500® Index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a U.S. company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index is then calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, S&P® calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The S&P 500® Index is calculated using a base-weighted aggregate methodology. The value of the S&P 500® Index reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed value of 10. This is often indicated by the notation 1941-43 = 10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it serves as a link to the original base period value of the S&P 500® Index. The index divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index, which is index maintenance.

S&P 500® Index Maintenance

S&P 500® Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index, and do not require index divisor adjustments.

To prevent the level of the S&P 500® Index from changing due to corporate actions, corporate actions which affect the total market value of the S&P 500® Index require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the S&P 500® Index remains constant and does not reflect the corporate actions of individual companies in the S&P 500® Index. S&P 500® Index divisor adjustments are made after the close of trading and after the calculation of the S&P 500® Index closing level.

Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, private placements, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.00% or more (due to, for example, company stock repurchases, redemptions, exercise of options, warrants, subscription rights, conversion of preferred stock, notes, debt, equity participation units, or other recapitalizations) are made weekly and are announced on Tuesdays for implementation after the close of trading on Wednesday. Changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two days prior.

Changes in IWFs of more than ten percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually, in September, when IWFs are reviewed.

License Agreement

S&P® does not guarantee the accuracy and/or the completeness of the Index or any data included in the Index. S&P® shall have no liability for any errors, omissions, or interruptions in the Index. S&P® makes no warranty, express or implied, as to results to be obtained by MLPF&S, us, holders of the notes, or any other person or entity from the use of the Index or any data included in the Index in connection with the rights licensed under the license agreement described in this term sheet or for any other use. S&P® makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the Index or any data included in the Index. Without limiting any of the above information, in no event shall S&P® have any liability for any special, punitive, indirect or consequential damages; including lost profits, even if notified of the possibility of these damages.

S&P® and MLPF&S have entered into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use the Index in connection with this offering. The license agreement provides that the following language must be stated in this term sheet:

“The notes are not sponsored, endorsed, sold or promoted by S&P®. S&P® makes no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Index to track general stock market performance. S&P®’s only relationship to MLPF&S and to us (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks and trade names of S&P® and of the Index which is determined, composed, and calculated by S&P® without regard to MLPF&S, us or the notes. S&P® has no obligation to take the needs of MLPF&S, our needs, or the needs of the holders of the notes into consideration in determining, composing, or calculating the Index. S&P® is not responsible for and has not participated in the determination of the timing of the sale of the notes, prices at which the notes are to initially be sold, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P® has no obligation or liability in connection with the administration, marketing, or trading of the notes.”

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

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You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as a single financial contract with respect to the Composite Index that requires you to pay us at inception an amount equal to the purchase price of the notes and that entitles you to receive at maturity or upon earlier redemption an amount in cash based upon the performance of the Composite Index.

•

Under this characterization and tax treatment of the notes, upon receipt of a cash payment at maturity or upon a sale, exchange, or redemption of the notes prior to maturity, you generally will recognize capital gain or loss. This capital gain or loss generally will be long-term capital gain or loss if you hold the notes for more than one year.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” in the accompanying product supplement LS-1, which you should carefully review prior to investing in the notes.

General.    Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the notes, we intend to treat the notes for all tax purposes as a single financial contract with respect to the Composite Index that requires the investor to pay us at inception an amount equal to the purchase price of the notes and that entitles the investor to receive at maturity or upon earlier redemption an amount in cash based upon the performance of the Composite Index. Under the terms of the notes, we and every investor in the notes agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the notes as described in the preceding sentence. This discussion assumes that the notes constitute a single financial contract with respect to the Composite Index for U.S. federal income tax purposes. If the notes did not constitute a single financial contract, the tax consequences described below would be materially different. The discussion in this section also assumes that there is a significant possibility of a significant loss of principal on an investment in the notes.

This characterization of the notes is not binding on the Internal Revenue Service (“IRS”) or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in the accompanying product supplement LS-1. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative characterizations.

Settlement At Maturity or Sale, Exchange, or Redemption Prior to Maturity.    Assuming that the notes are properly characterized and treated as single financial contracts with respect to the Composite Index for U.S. federal income tax purposes, upon receipt of a cash payment at maturity or upon a sale, exchange, or redemption of the notes prior to maturity, a U.S. Holder (as defined in the accompanying product supplement LS-1) generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s basis in the notes. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder holds the notes for more than one year. The deductibility of capital losses is subject to limitations.

Possible Future Tax Law Changes.    On December 7, 2007, the IRS released Notice 2008-2 (“Notice”) seeking comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the notes. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing, and character of income, gain, or loss in respect of the notes, possibly with retroactive effect. The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Internal Revenue Code of 1986, as amended, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset. We urge you to consult your own tax advisors concerning the impact and the significance of the above considerations. We intend to continue treating the notes for U.S. federal income tax purposes in the manner described herein unless and until such time as we determine, or the IRS or Treasury determines, that some other treatment is more appropriate.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” in the accompanying product supplement LS-1.

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” and “Additional Risk Factors” in the sections indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement LS-1 dated February 26, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000119312509038599/d424b5.htm

▪	Series L MTN prospectus supplement dated April 10, 2008 and prospectus dated May 5, 2006:

http://www.sec.gov/Archives/edgar/data/70858/000119312508079745/d424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free 1-866-500-5408.

Structured Investments Classification

MLPF&S. classifies certain structured investments (the “Structured Investments”), including the notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation, and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes, and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.